OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

LiteScape Technologies, Inc.

12707 High Bluff Drive
Suite 200
San Diego, CA 92130

http://www.litescape.com

500000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 5,350,000* shares of common stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 500,000 shares of common stock ($10,000)

Company	LiteScape Technologies Inc.
Corporate Address	12707 High Bluff Drive, Suite 200, San Diego, CA 92130
Description of Business	Enterprise Software Company
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.02/share
Minimum Investment Amount (per investor)	$500

<u>The 10% Bonus for StartEngine Shareholders</u>

LiteScape Technologies Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10,000 shares of Common Stock at $0.02 / share, you will receive 1,000 Common Stock bonus shares, meaning you'll own 11,000 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

LiteScape Technologies provides its customers with innovative Unified Communications solutions that simplify how they connect, communicate and collaborate with their fellow employees, vendors, partners and customers, improving their productivity and streamlining how their business operates.

Sales, Supply Chain, & Customer Base

We sell into medium, large enterprise companies across various verticals. Our average license deals are $60,000 with annual maintenance and support. We have customers in multiple markets across the world, but mostly in US. Our software is Windows server based and usually hosted by the enterprise in their data center or in their private cloud.

Competition

While it is possible there are direct competitors to LiteScape market, we are not currently aware of any market leaders. Since we sell our solutions with VoIP providers like Cisco, Polycom, etc...there are indirect competition involved.

Liabilities and Litigation

The company does not have any liabilities other than as disclosed on the financial statements. The company is not and has not previously been a party to any type of litigation.

The team

Officers and directors

Aleksey Feldman	CEO, Director
Koranin Suwannaprasert	Advisor, Director
Shabnam Agah	Director of Operations, Director

Aleksey Feldman

Aleksey is responsible for developing and implementing customer programs designed to strengthen the direct relationship LiteScape has with its customers.He has 20+ years of experience in the data communications industry. Aleksey has held various positions in IT and operations during his career. He has successful experiences with both established companies (MCI,EFI and XO) as well as start-up organizations (OneBox, GoBeam and HotVoice). He has a BS in Telecommunications from the Golden Gate University and an MS in Information Systems Management from University of San Francisco. Positions: 2005-2013: LiteScape Technologies Director of Technical Support August 2013-Present LiteScape Technologies CEO, Board Director

Koranin Suwannaprasert
Broad-minded, bilingual, deep thinking technologist with a proven track record spanning fifteen years and multiple industries. Experienced in program management. Comfortable with object-oriented, functional and procedural programming techniques. Uncommonly devoted to craftsmanship, developing efficiently complete solutions and helping others embody their full potential. Proven effectiveness in resource-constrained environments. Positions: 2008-May 2017 LiteScape Technologies Senior Software Engineer August 2013-May 2017 LiteScape Technoogies Director of Engineering May 2017-Present Zirja, Inc. CTO

Shabnam Agah
Shabnam is responsible for LiteScape's release engineering and quality assurance operations. She leads the Software Quality Assurance, Build Engineering and Operations to ensure that our products conform to existing and new software engineering processes and procedures.She defines and developes testing strategies and service offerings to meet the various project requirements and ensure the success of the team. Positions: 2008-2011 LiteScape Technologies QA Engineer 2011-2013 LiteScape Technologies Senior QA Engineer 2013-Present LiteScape Technologies Director of Operations, Board Director

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our business has posted net operating losses since January, 2016.** We incurred losses of $370,000 for the year ended December 31, 2016 and we have not finished our financials for the year of 2017. The adverse effects of a limited operating history include reduced management visibility into forward sales, marketing costs, and customer acquisition, which could lead to missing targets for achievement of profitability.
- **We need additional capital to expand operations; if we do not raise additional capital, we will need to curtail our expansion plans.** Since 2016, we have financed our operations through revenue and through loans. As of November, 2017, we had approximately $60,000 in cash. If we fail to raise the minimum or maximum, to execute on our business plan successfully, we will need to raise additional money in the future. Additional financing may not be available on

favorable terms, or at all. The exact amount of funds raised, if any, will determine how quickly we can reach profitability on our operations. No assurance can be given that we will be able to raise capital when needed or at all, or that such capital, if available, will be on terms acceptable to us. If we are not able to raise additional capital, we will likely need to curtail our expansion plans or possibly cease operations.

- **We may not be able to effectively manage growth.** The Company expects any significant growth to place a substantial strain on its managerial, operational and financial resources. The Company cannot assure that it will be able to effectively manage the expansion of its operations, or that its facilities, systems, procedures or controls will be adequate to support its operations. The Company's inability to manage future growth effectively would have a material adverse effect on its business, financial condition and results of operations.
- **Our management may not be able to control costs in an effective or timely manner.** The Company's management has used reasonable efforts to assess, predict and control costs and expenses. However, the Company's management only has a short operating history upon which to base those efforts. Implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.
- **We operate in a highly competitive environment, and if we are unable to compete with our competitors, our business, financial condition, results of operations, cash flows and prospects could be materially adversely affected.** We operate in a highly competitive environment. Our competition includes all other companies that are in the business of voice over IP. A highly competitive environment could materially adversely affect our business, financial condition, results of operations, cash flows and prospects.
- **We are highly dependent on the Services of our Board of Directors and senior officers** Our future business and results of operations depend in significant part upon the continued contributions Mr. Aleksey Feldman, CEO and Director Mrs. Shabnam Agah. If we lose their services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to them, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.
- **The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours.** Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly

more difficult for us to achieve our growth strategies and success.

- **The Common Stock will not be freely tradable until one year from the initial purchase date. Although the Common Stock may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.** You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Common Stock. Because the Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Common Stock may also adversely affect the price that you might be able to obtain for the Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.
- **The Securities will be equity interests in the Company and will not constitute indebtedness** The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.
- **There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.** There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.
- **Rapid Technological Change Affects Our Business** Rapidly changing technology, evolving industry standards, evolving customer demands, and frequent new product and service introductions characterize our markets. Our future success

will depend in significant part on our ability to respond quickly to technological changes and to develop and introduce new, cost-effective products. Our products may be rendered obsolete by changes in technology.

- **We Have Limited Protection of Our Intellectual Property and Proprietary Rights** We plan to rely on patent, trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers and others to protect our proprietary rights. Proprietary rights are important to our success and competitive position, and generally we expect our products to be based upon patented technologies. We also rely on unpatented trade secrets to protect our proprietary technology. Others may independently develop or otherwise acquire substantially equivalent techniques, gain access to our proprietary technology or disclose our technology. We have 1 issued patents. Although we seek to protect our proprietary rights, our actions and our financial capability may be inadequate to our rights or to prevent others from claiming violations of their intellectual property rights. Further, we cannot guarantee that these or any other patents or other intellectual property rights will provide us with a competitive advantage.
- **Our Technology May Infringe the Intellectual Property Rights of Others** Although we have not received notice of any alleged infringement by us, we cannot be certain that our technology does not infringe issued patents or the intellectual property rights of others. In addition, because patent applications in the U.S. are not publicly disclosed until 18 months after the patent is filed, applications may have been filed which we are unable to review that relate to such technology. Companies that obtain patents for products or processes that are necessary for or useful to the development of our products may bring legal actions against us claiming infringement and at any given time. Defending intellectual property litigation is expensive and complex and outcomes are difficult to predict. Any pending or future patent litigation may result in significant royalty or other payments or injunctions that can prevent the sale of products and may cause a significant diversion of the efforts of our technical and management personnel. While we intend to defend any such lawsuits vigorously, we cannot be certain that we will be successful. In the event that our right to market any of our products is successfully challenged or if we fail to obtain a required license or are unable to design around a patent, our financial condition and results of operations could be materially adversely affected.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Aleksey Feldman, 55.0% ownership, Preferred

Classes of securities

- Series A Preferred Stock: 0

Series A Preferred Stock

The Company is authorized to issue up to 87,263,815 shares of Series A Preferred Stock. There are a total of 0 shares currently outstanding.

Voting Rights of Series A Preferred

The holders of shares of the Company's Preferred Shares, no par value (the "Series A Preferred" and together with the Series A-1, Series B and Series B-1 Preferred Shares, the "Preferred Shares"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders on an as converted basis. In addition the Company's Articles of Incorporation provide the Preferred Shareholders with the right to approve certain actions described in Article 4.5(b). The vote required for such matters is the consent of the holders of a majority of the Preferred Shares on an as converted basis. the holders of Series A Preferred and Series A-1 Preferred are entitled to elect two members

Dividend Rights

Preferred Shares are entitled to a eight percent (8%) dividend but only as if and when declared by the Board of Directors. If the Company issues dividends to the Common Shareholders then the Company must also issue the same dividend to the Preferred Shares on an as if converted basis. The payment of dividends will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

After payment of the Series B and Series B-1 Preferred Shares preferential liquidation payment the Series A and Series A-1 Preferred Shares are entitled to a liquidation preference over the Common Shares in an amount equal to the Series A and Series A-1 "Per Share Purchase Price" as defined in the Company's Amended and Restated Articles of Incorporation.

Rights and Preferences

the Preferred Shares of the Company have certain additional rights including anti-dilution protection as set forth in the Company's Amended and Restated Articles of Incorporation.

- Series A-1 Preferred Stock: 80,954,706

Series A-1 Preferred Stock

The Company is authorized to issue up to 87,263,815 shares of Series A-1 Preferred Stock. There are a total of 80,954,706 shares currently outstanding.

Voting Rights of Series A Preferred

The holders of shares of the Company's Preferred Shares, no par value (the "Series A Preferred" and together with the Series A-1, Series B and Series B-1 Preferred Shares, the "Preferred Shares"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders on an as converted basis. In addition the Company's Articles of Incorporation provide the Preferred Shareholders with the right to approve certain actions described in Article 4.5(b). The vote required for such matters is the consent of the holders of a majority of the Preferred Shares on an as converted basis. the holders of Series A Preferred and Series A-1 Preferred are entitled to elect two members

Dividend Rights

Preferred Shares are entitled to a eight percent (8%) dividend but only as if and when declared by the Board of Directors. If the Company issues dividends to the Common Shareholders then the Company must also issue the same dividend to the Preferred Shares on an as if converted basis. The payment of dividends will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

After payment of the Series B and Series B-1 Preferred Shares preferential liquidation payment the Series A and Series A-1 Preferred Shares are entitled to a liquidation preference over the Common Shares in an amount equal to the Series A and Series A-1 "Per Share Purchase Price" as defined in the Company's Amended and Restated Articles of Incorporation.

Rights and Preferences

the Preferred Shares of the Company have certain additional rights including anti-dilution protection as set forth in the Company's Amended and Restated Articles of Incorporation.

- Series B Preferred Stock: 0

Series B Preferred Stock

The Company is authorized to issue up to 69,000,000 shares of Series B Preferred Stock. There are a total of 0 shares currently outstanding.

Voting Rights of Preferred

The holders of shares of the Company's Preferred Shares, no par value (the "Series B Preferred" and together with the Series A, Series A-1, and Series B-1 Preferred Shares, the "Preferred Shares"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders on an as converted basis. In addition the Company's Articles of Incorporation provide the Preferred Shareholders with the right to approve certain actions described in Article 4.5(b). The vote required for such matters is the consent of the holders of a majority of the Preferred Shares on an as converted basis. Finally, the Series B and Series B-1 Preferred Shares are entitled to elect one Director of the Board, and the holders of Series A Preferred and Series A-1 Preferred are entitled to elect two members

Dividend Rights

Preferred Shares are entitled to a eight percent (8%) dividend but only as if and when declared by the Board of Directors. If the Company issues dividends to the Common Shareholders then the Company must also issue the same dividend to the Preferred Shares on an as if converted basis. The payment of dividends will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Series B and Series B-1 Preferred Shares are entitled to a liquidation preference over the Series A and Series A-1 Preferred Shares and the Common Shares in an amount equal to the Series B and Series B-1 "Per Share Purchase Price" as defined in the Company's Amended and Restated Articles of Incorporation. After payment of the Series B and Series B-1 Preferred Shares preferential liquidation payment the Series A and Series A-1 Preferred Shares are entitled to a liquidation preference over the Common Shares in an amount equal to the Series A and Series A-1 "Per Share Purchase Price" as defined in the Company's

Amended and Restated Articles of Incorporation.

Rights and Preferences

the Preferred Shares of the Company have certain additional rights including anti-dilution protection as set forth in the Company's Amended and Restated Articles of Incorporation.

- Series B-1 Preferred Stock: 65,308,249

Series B-1 Preferred Stock

The Company is authorized to issue up to 69,000,000 shares of Series B-1 Preferred Stock. There are a total of 65,308,249 shares currently outstanding.

Voting Rights of Preferred

The holders of shares of the Company's Preferred Shares, no par value (the "Series B Preferred" and together with the Series A, Series A-1, and Series B-1 Preferred Shares, the "Preferred Shares"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders on an as converted basis. In addition the Company's Articles of Incorporation provide the Preferred Shareholders with the right to approve certain actions described in Article 4.5(b). The vote required for such matters is the consent of the holders of a majority of the Preferred Shares on an as converted basis. Finally, the Series B and Series B-1 Preferred Shares are entitled to elect one Director of the Board, and the holders of Series A Preferred and Series A-1 Preferred are entitled to elect two members

Dividend Rights

Preferred Shares are entitled to a eight percent (8%) dividend but only as if and when declared by the Board of Directors. If the Company issues dividends to the Common Shareholders then the Company must also issue the same dividend to the Preferred Shares on an as if converted basis. The payment of dividends will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Series B and Series B-1 Preferred Shares are entitled to a liquidation preference over the Series A and Series A-1 Preferred Shares and the Common Shares in an amount equal to the Series B and Series B-1 "Per Share Purchase Price" as defined in the Company's Amended and Restated Articles of Incorporation. After payment of the Series B and Series B-1 Preferred Shares preferential liquidation payment the Series A and Series A-1 Preferred Shares are entitled to a liquidation preference over the Common Shares in an amount equal to the Series A and Series A-1 "Per Share Purchase Price" as defined in the Company's Amended and Restated Articles of Incorporation.

Rights and Preferences

the Preferred Shares of the Company have certain additional rights including anti-dilution protection as set forth in the Company's Amended and Restated Articles of Incorporation.

- Common Stock: 26,172,443

Common Stock

The Company is authorized to issue up to 553,027,630 shares of Common Stock. There are a total of 26,172,443 shares currently outstanding.

Voting Rights *(of this security)*

The holders of shares of the Company's common stock, no par value per share ("Voting Common Stock" and, collectively with the Non-voting Common Stock, the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights (*include if applicable*)

Subject to the rights of the Preferred Shares of the Company, holders of shares of Common Stock are entitled to receive ratably in such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up or "Liquidation Event" as defined in the Company's Amended and Restated Articles of Incorporation, following the payment of preferences to the Preferred Shareholders, holders of Common Stock are entitled to share ratably together with the holders of Preferred Shares on an as converted basis, all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the Board of Directors and officers of the Company. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Common Stock, you will have you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties..

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Year ended December 31, 2017 and 2016 compared to year ended December 31, 2015. The following discussion is based on our unaudited operating financial results.

Revenue:

	2015	2016	2017
Income			
4000 Product Revenue	558,404.90	40,213.85	66,356.25
4050 Sales - Maintenance / Support	397,952.45	399,798.57	400,653.80
4054 Sales Prof Service-Installation	32,000.00	27,500.00	2,500.00
Total Income	**$988,357.35**	**$ 467,512.42**	**$ 469,510.05**

2017 and 2016 was significant lower than 2015 as our sales cycle continue to be longer than we have anticipated and several opportunities in the funnel got push to 2018. We expect 2017 revenue to be consistent with 2016 as the company continues to experience delay from customer deployment and 3rd party reseller.

Cost of Sales:

	2015	2016	2017
Cost of Sales			
5034 COGS - Software Licenses	1,649.09	2,248.73	1,499.18
Total Cost of Sales	**$ 1,649.09**	**$ 2,248.73**	**$ 1,499.18**

Cost of sales for the last three years remains the same. We do not anticipate our Cost of Sales to get significantly higher as the company does not provide or host our software solution in the cloud. A significant part of our revenue comes from selling perpetual software licenses to companies.

Gross margins

	2015	2016	2017
Gross Profit	**$986,708.26**	**$ 465,263.69**	**$ 468,010.87**
Gross Margin	99.83%	99.52%	99.68%

We expect gross profit and margin to be consistent with prior years.

Operating Expenses:

Operating Expenses:	2015	2016	2017
R&D	$ 552,463.03	$ 681,900.18	$ 467,782.94
G&A	186,358.93	153,915.60	132,376.22
Total Operating Expenses	$ 738,821.96	$ 835,815.78	$ 600,159.16

2017 operating expenses were much lower than 2016 as the company implemented voluntary salary deduction and as well as losing a headcount in engineering during the second half of the year. We expect 2018 operating expenses to decrease as the company continues to cut expenses. We expect to continue to spend in R&D development, Sales, and Marketing as our top line revenue number increase. The primary operating spending was from wages & related employee benefits, contractors & consultants and facility rent expenses.

Financial Milestones

The company continues to invest in the growth of the brand as we are generating significant traction in the market. Our current 3 years targeted forecast for 2018, 2019 & 2020 is $2.0M, $3.5M and $5.0M, respectively. We feel that we can achieve these revenue milestones if we add additional resources to sales and marketing. In the past, the company's revenue primarily consists of selling legacy product. But as of last summer, the company acquired our first customer in Connected Justice- Muscogee County Jail Georgia in this new vertical. The company currently has enough opportunity in the funnel to meet our revenue number of $2M for this year but we need a dedicated resource to close these deals. The goal is to continue to add and invest in sales to position the company to hit our targeted forecast numbers for 2019 and 2020.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

LiteScape has $100,000 line of credit from Kabbage.

We are planning to continue raising funds after we get oversubscribed on our first $107,000 crowdfunding raise on startengine.com.

Indebtedness

The company as of December 31, 2017 has accrued less than $6,400 in promissory convertible notes and less than $3,000 in short term promissory note.

Recent offerings of securities

None

Valuation

$3,448,707.96

We have not hired an investment banker or any other expert to provide a a valuation of the Company. The price of the shares was determined by the Board and officers of the Company and may not be reflective of the actual value of the Company. This was decided based on our current Intellectual Property (4 products and 1 patent) and customer acquisition cost of our current 85 customers.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R& D & Production	$[xx]	$[xx]
Marketing	$[xx]	$20,580
Working Capital	$9,400	$[xx]
Sales	$[xx]	$80,000
Total Use of Net Proceeds	$9,400	$100.580

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 in this offering through Regulation Crowdfunding.

We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $6,420 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $1 million that we project we will need in 2017 and 2018 to build on our successful sales and marketing efforts of the past year. Specifically,we intend to invest in digital and social media marketing, make improvements to our website, and explore highly targeted direct response television. The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company. We will also need to use the funds to do CPA review since we want to potentially raise more than $107,000 on startengine platform.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at http://www.litescape.com/index.php/annual-report in the labeled Annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
LiteScape Technologies, Inc.

[See attached]

LiteScape Technologies Inc.

LiteScape

I, Aleksey Feldman, the CEO of LiteScape Technologies Inc., hereby certify that the financial statements of LiteScape Technologies Inc. and notes thereto for the periods ending 12/31/16 and 12/31/17 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $469,525; taxable income of -$134,901 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 24th, 2018.

_________________________ (Signature)

___CEO________________ (Title)

___4/24/18________________ (Date)

12707 High Bluff Drive, Suite 200, San Diego, CA 92130
650-227-0220
www.litescape.com
info@litescape.com

Index to Financial Statements
(unaudited)

12707 High Bluff Drive, Suite 200, San Diego, CA 92130
650-227-0220
www.litescape.com
info@litescape.com

LiteScape Technologies Inc.

LiteScape

BALANCE SHEETS
DECEMBER 31, 2017, 2016 AND 2015
(unaudited)

ASSETS	Dec-15	Dec-16	Dec-17
Current Assets			
Cash and Cash Equivalent	503,451	101,268	49,807
Accounts Receivable	50,377	18,294	13,199
Prepaids	20,751	14,862	7,710
Total Current Assets	**574,579**	**134,424**	**70,716**
Other Assets			
Fixed Assets, Net	1,772	-	-
Deposit - Long Term			2,200
Total Other Assets	**1,772**	**-**	**2,200**
TOTAL ASSETS	**576,351**	**134,424**	**72,916**
LIABILITIES AND EQUITY			
Current Liabilities			
Accounts Payable	7,965	7,876	14,490
Accrued Liabilities	3,886	4,521	4,521
Deferred Revenue	328,456	257,263	187,934
Capital Leases - Short Term	-	-	-
Notes Payable - Short Term	9,073	9,073	143,213
Total Current Liabilities	**349,381**	**278,733**	**350,159**
Total Liabilities	**349,381**	**278,733**	**350,159**
Equity			
3000 Common Stock	2,593,788	2,593,788	2,593,787
3100 Preferred Stock	26,181,889	26,181,889	26,181,889
3200 Retained Earnings	(28,840,144)	(28,548,706)	(28,919,985)
Net Income	291,438	(371,279)	(132,933)
Total Equity	**226,970**	**(144,309)**	**(277,243)**
TOTAL LIABILITIES AND EQUITY	**576,351**	**134,424**	**72,916**

12707 High Bluff Drive, Suite 200, San Diego, CA 92130
650-227-0220
www.litescape.com
info@litescape.com

LiteScape Technologies Inc.

LiteScape

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(unaudited)

Income	2015	2016	2017
Product Revenue	558,405	40,214	66,356
Sales - Maintenance / Support	397,952	399,799	400,654
Sales Prof Service-Installation	32,000	27,500	2,500
Total Income	**988,357**	**467,512**	**469,510**
Cost of Goods Sold			
COGS - Software Licenses	1,649	2,249	1,499
COGS - Other			
Total Cost of Goods Sold	**1,649**	**2,249**	**1,499**
Gross Profit	**986,708**	**465,264**	**468,011**
Operating Expenses			
R&D - Payroll & Related Benefits	479,291	545,114	355,956
R&D - Office & Equipment Exp	38,668	80,674	69,282
R&D - Travel & Entertainment	10,839	35,315	28,011
R&D - Professional & Outside Service	14,238	7,300	4,196
R&D - Corporate & Facility Expense	9,427	13,498	10,337
Sales - Payroll & Related Benefits			
G&A - Payroll & Related Benefits	43,413	48,927	50,255
G&A - Office & Equipment Exp	1,623	863	977
G&A - Travel & Entertainment			
G&A - Professional & Outside Service	72,306	46,154	31,235
G&A - Corporate & Facility Expense	69,017	57,972	49,910
Total Operating Expenses	**738,822**	**835,816**	**600,160**
Net Operating Income	**247,886**	**(370,552)**	**(132,149)**
Other Income and (Expenses)			
Interest Income	26	15	15
Other Miscellaneous Income	47,996	694	1
Interest Expense	(1,268)	(636)	
California Income Taxes	(1,960)	(800)	(800)
Other Miscellaneous Expenses	(1,243)		
Total Other Expenses	**43,552**	**(727)**	**(784)**
Net Income and (Loss)	**291,438**	**(371,279)**	**(132,933)**

12707 High Bluff Drive, Suite 200, San Diego, CA 92130
650-227-0220
www.litescape.com
info@litescape.com

LiteScape Technologies Inc.

STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(unaudited)

Statement of Shareholders' Equity
December 31, 2015

	Common Stock	Preferred Stock	Additional Paid in Capital	Retained Earning	Total
Balance on December 31, 2014	99,403	26,181,889	2,485,286	(28,840,144)	(73,567)
Issued shares for cash	-	-			-
Addl. Paid in Capital			9,099		9,099
Net Income / (Loss)				291,438	291,438
Balance December 31, 2015	**99,403**	**26,181,889**	**2,494,385**	**(28,548,706)**	**226,970**

Statement of Shareholders' Equity
December 31, 2016

	Common Stock	Preferred Stock	Additional Paid in Capital	Retained Earning	Total
Balance on December 31, 2015	99,403	26,181,889	2,494,385	(28,548,706)	226,970
Issued shares for cash	-	-			-
Addl. Paid in Capital			-		-
Net Income / (Loss)				(371,279)	(371,279)
Balance December 31, 2016	**99,403**	**26,181,889**	**2,494,385**	**(28,919,985)**	**(144,309)**

Statement of Shareholders' Equity
31-Dec-17

	Common Stock	Preferred Stock	Additional Paid in Capital	Retained Earning	Total
Balance on December 31. 2016	99,403	26,181,889	2,494,385	(28,919,985)	(144,309)
Issued shares for cash					
Addl. Paid in Capital					
Net Income / (Loss)				(132,933)	(132,933)
Balance December 31, 2017	**99,403**	**26,181,889**	**2,494,385**	**(29,052,918)**	**(277,242)**

12707 High Bluff Drive, Suite 200, San Diego, CA 92130
650-227-0220
www.litescape.com
info@litescape.com

LiteScape Technologies Inc.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(unaudited)

OPERATING ACTIVITIES	Dec-15	Dec-16	Dec-17
Net Income	291,438	(371,279)	(132,933)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
1200 Accounts Receivable - Trade	11,756	32,083	5,095
1400 Prepaid Expenses:Prepaid Subscription/Membership	(7,666)	5,405	3,094
1402 Prepaid Expenses:Prepaid Rent			-
1404 Prepaid Expenses:Prepaid Insurance	2,989	(754)	146
1406 Prepaid Expenses:Prepaid Maintenance	1,649	(1,349)	1,499
1408 Prepaid Expenses:Prepaid Tradeshow	(2,305)	88	2,412
1412 Prepaid Expenses:Prepaid Other	(2,500)	2,500	
2000 Accounts Payable - Trade	(606)	(89)	6,614
2106 Accrued Liabilities:Accrued Wages & Taxes		-	-
2114 Accrued Liabilities:Accrued PTO	(23,179)		
2120 Accrued Liabilities:Accrued Fringe Benefits		-	-
2132 Accrued Liabilities:Accrued Consulting Exp.	-		
2138 Accrued Liabilities:Accrued Interest Payable	(1,346)	636	
2144 Accrued Liabilities:Accrued Other Expenses	(1,035)		
2202 Payroll Suspense	-	-	-
2408 Deferred Revenue:Softw are - Call track pro	0	701	124
2412 Deferred Revenue:Softw are - OnCast	-		-
2424 Deferred Revenue:Product Maintenance / Support	109,679	(71,895)	(69,452)
2426 Deferred Revenue:Professional Serv.-Installation	-	-	-
2450 Deferred Revenue:Deferred Revenue - Other		-	-
2460 DeferredSale Discount/Allow ance	-		
2504 Capital Leases - Short Term	(520)	-	
2506 Notes Payable - Short Term	(6,494)		136,874
2510 Other Payable - Short Term	2,734	(1)	(2,733)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**83,157**	**(32,676)**	**83,673**
Net cash provided by operating activities	**374,595**	**(403,955)**	**(49,260)**
INVESTING ACTIVITIES			
1604 Fixed Assets:Computer & Equipment:Accum Deprec - Computers	3,323	1,772	
1732 Deposit - Long Term			(2,200)
Net cash provided by investing activities	**3,323**	**1,772**	**(2,200)**
FINANCING ACTIVITIES			
3004 Common Stock:Addl Paid In Capital	9,099		(1)
Net cash provided by financing activities	**9,099**	**-**	**(1)**
Net cash increase for period	**387,017**	**(402,183)**	**(51,461)**

12707 High Bluff Drive, Suite 200, San Diego, CA 92130
650-227-0220
www.litescape.com
info@litescape.com

LiteScape

LiteScape Technologies Inc.
NOTE 1 – NATURE OF OPERATIONS

LiteScape Technologies Inc. was formed on 10/17/2003 ("Inception") in the State of CA. The financial statements of LiteScape Technologies Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, CA.

The company creates innovative enterprise software solutions for VoIP technologies and concentrating in Connected Justice area.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

LiteScape Technologies Inc.

Revenue Recognition

The Company recognize revenues from its sales of perpetual software and recurring maintenance renewal when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company has not accounts or recorded as expense for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and ___ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. ["all periods since inception" should be changed if the company has been in business longer than 3 years. Generally the Company will only be open to examination for tax returns filed in the past 3 years. If the company is under examination/audit, change the last sentence accordingly. Add Notes for inventory, PP&E, Accrued Liabilities, Debt (traditional or convertible) if additional detail is needed. If the Company has debt, you will likely need a note for such and thus the example includes some typical language.]

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company as of December 31, 2017 has accrued less than $6,400 in promissory convertible notes and less than $3,000 in short term promissory note.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 553,027,630 shares of our common stock with par value of $0.0001. As of December 31, 2017 the company has currently issued 26,172,443 shares of our common stock.

Preferred Stock

We have authorized the issuance of 156,263,815 shares of our preferred stock with an average price per share of $0.3668. As of December 31, 2017 the company has currently issued 146,262,955 shares of our preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company does not have or known of any related party transaction

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through March 31, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

Discover Investments | Edit My Campaign | Launch an ICO NEW | Diana C.

LiteScape Technologies is pending **StartEngine Approval.**

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0
Investors

$0.00
Raised of $10K - $107K goal

LiteScape

LiteScape Technologies

Innovative Enterprise Software Company

Small OPO | San Diego, CA | Software & Services | US Investors Only

Overview | Team | Terms | Updates | Comments | Share



LiteScape
Unifying IP Communication



MENU
MAP
PARKING
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Improving processes across courtrooms and jails.

Invest in **LiteScape Technologies Inc.**

LiteScape Technologies is an innovative enterprise software company that creates applications to make courtrooms and jails operate more efficiently.

Technology is capable of dramatically changing the way local government agencies interact with people who are taken into custody by law enforcement. Connected Justice and Corrections solutions bring together the systems of several dozen agencies involved in the justice system in order to improve safety and reduce costs.

- **LiteScape software will simplify court processes** by improving collaboration to increase the pace of justice, reach beyond courthouse walls and control costs.
- **It will provide more efficient services to inmate populations and enable correctional institutions to improve staff and prisoner safety**, address overcrowding, and improve inmate management.

Sincerely,

Aleksey Feldman
CEO
LiteScape Technologies Inc

Investment
$0.02/share of Common Stock | When you invest you are betting the company's future value will exceed $3.5M.

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

For details on the bonus, please see the ***Offering Summary*** *below.*

Time to make the connection.

Litescape's Accomplishments

LiteScape Technologies has 4 products that are deployed across 85 customers worldwide with more than 200,000 users. Since last year we have been concentrating on the Connected Justice vertical. We already have a pipeline of several U.S. counties, and we won one deal in Georgia.


Courts
Jail or Prison
Inmate
District Attorney
Drug Task Force/
DEA/HIDTA
Probation Officer
Sheriff
Remote Reporting for Probationers
and Enhanced Reporting for
Sexually Violent Predators (SVPs)
Police Departments
Public Defender
or Private Attorney

Take a look at Litescape's current certifications and deployments:

- JITC certification
- FIPS certification
- DISA deployed
- Army
- Air Force
- Collin County, TX
- San Joaquin County, CA
- Muscogee County, GA

Products

LiteScape

CallTrackPro--Time/Cost tracking



OnCast Directory



SPM-Security



SmartRoute--Dynamic Routing



What Makes Litescape's Products Different

Our products have been certified by the most secure testing facility--Fort Huachuca, AZ JITC. We hold one patent for secure authentication of Voice of IP device with BIO/RFID/MAG reader. The U.S. Department of Defense specifically asked for our products to be deployed in their environment. Our team has broad experience in telecommunications and VoIP industry over the past 20 years.





DISA

JITC
Certified



Litescape's Key Differentiators

- Patented Technology
- Our products are designed and deployed to complex collaboration environments within medium and large enterprise
- Multi-vendor support
- Flexible platform
- Recognized brand in Unified Communications/VoIP market
- Well connected into UC community
- Partnerships with Cisco Systems, Polycom, BroadSoft

The Market Opportunity

Connected Justice is $2 Billion industry per Cisco System lead Chief of Justice Daniel Stewart, and i**t is growing exponentially with improvements and more to come in next 5 years.**

We Work in a Rapidly Expanding Space

According to the latest market report published by Persistence Market Research, **the global VoIP services market was valued at US $85.9 B in 2015 and is anticipated to increase at a CAGR of 9.5% over 2016 – 202**, to reach US $194.5B by 2024.

Source
Source



Global VoIP Market, 2015 – 2021 (USD Billion)
Revenue (USD Billion)
83
130
2015
2016
2017
2018
2019
2020
2021
Revenue
Source: Zion Research Analysis 2016



How many people are locked up in the United States?
The United States locks up more people, per capita, than any other nation. But grappling with why requires us to first consider the many types of correctional facilities and the reasons that 2.3 million people are confined there.
Local Jails
630,000
State Prisons
1,330,000
Federal Prisons
197,000
Youth 34,000
Territorial Prisons
13,000
Immigration Detention
41,000
Civil Commitment 6,400
Indian Country 2,500
Military 1,400
PRISON
POLICY INITIATIVE
Sources and data notes: See http://www.prisonpolicy.org/reports/pie2017.html

With shrinking budgets and rising caseloads, now is the time to bring innovation into the courthouse and to improve the way justice is delivered — from law enforcement, to the court system, through corrections.

A more efficient solution—and one with long-term benefits—is to streamline court processes by improving collaboration and increasing the safety and security of the court. With a comprehensive communications strategy in place, it is possible for the court system to address more cases with current resource levels — or, in some cases, a reduced number of resources.

LiteScape applications will help to drive this government initiative and keep it secure and accountable. We will integrate into multiple aspects of courtroom and jail technology.

Source

Invest in Litescape Today!

2003

Litescape Founded

LiteScape was incorporated in 2003.

August 2013

LiteScape Restructured

Current management team and board members chosen to run the company.

June 2017



Connected Justice Vertical Launched

LiteScape Launches Connected Justice vertical per lots of customer requests.

November 2017

Muscogee County Jail, GA Deal Won

We closed our first deal in the Connected Justice vertical and have more in pipeline.

March 2018

Litescape Launches on StartEngine!

Litescape seeks $107,000 from everyday investors.

In the Press

OnCast MARKETWIRED SaaS MAX MITSUKOSHI

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Meet Our Team



Aleksey Feldman

CEO, Director

Aleksey is responsible for developing and implementing customer programs designed to strengthen the direct relationship LiteScape has with its customers.He has 20+ years of experience in the data communications industry. Aleksey has held various positions in IT and operations during his career. He has successful experiences with both established companies (MCI,EFI and XO) as well as start-up organizations (OneBox, GoBeam and HotVoice). He has a BS in Telecommunications from the Golden Gate University and an MS in Information Systems Management from University of San Francisco. Positions: 2005-2013: LiteScape Technologies Director of Technical Support August 2013-Present LiteScape Technologies CEO, Board Director



Diego Aragon

Financial Advisor

Diego is responsible for all financial operations of the company, including finance, legal, and human resources. Diego possesses over 18 years of financial and executive leadership experience with technology-based start-ups and public companies. Mr. Aragon has served as VP of Finance and Corporate Controller for several privately held start-up software and hardware companies where he manage the due-diligence and M&A process and drove the build out and value-add focus of the company's treasury, corporate finance, financial reporting and business modeling. Prior to LiteScape, Mr. Aragon was the Division Controller at Tandberg Television (acquired by Ericson), Director of Finance & Corporate Controller at SkyStream Networks (acquired by Tandberg Television), Aruba Networks, Terraspring (acquired by Sun Microsystems), Assured Access (acquired by Alcatel) and Alantec (acquired by Fore Systems). Mr. Aragon holds a BS Degree in Business Administration. His philanthropic commitments extend to children with special needs and inner city youth. Mr. Aragon is a mentor with a local educational program at San Jose City College, Puente Program.



Frank Vargas

Advisor/Attorney

Frank Vargas is an attorney who holds a unique combination of legal and business experience that differentiates him from other corporate and financial lawyers. As an attorney, he has more than 32 years of experience in corporate and securities law, and has represented and counseled some of the largest and best-known technology companies and venture capital funds in the United States. His clients range from public and private companies as well as venture and private equity funds in Silicon Valley, Los Angeles, Salt Lake City, Seattle, Madison, Minneapolis, and Boston. He regularly counsels clients on a variety of legal as well as business matters such as Angel and Venture Financing, Initial and Secondary Public Offerings, Mergers and Acquisitions, Contracts, and Complex Technology Licensing.



Koranin Suwannaprasert

Advisor, Director

Broad-minded, bilingual, deep thinking technologist with a proven track record spanning fifteen years and multiple industries. Experienced in program management. Comfortable with object-oriented, functional and procedural programming techniques. Uncommonly devoted to craftsmanship, developing efficiently complete solutions and helping others embody their full potential. Proven effectiveness in resource-constrained environments. Positions: 2008-May 2017 LiteScape Technologies Senior Software Engineer August 2013-May 2017 LiteScape Technoogies Director of Engineering May 2017-Present Zirja, Inc. CTO



Shabnam Agah

Director of Operations, Director

Shabnam is responsible for LiteScape's release engineering and quality assurance operations. She leads the Software Quality Assurance, Build Engineering and Operations to ensure that our products conform to existing and new software engineering processes and procedures.She defines and developes testing strategies and service offerings to meet the various project requirements and ensure the success of the team. Positions: 2008-2011 LiteScape Technologies QA Engineer 2011-2013 LiteScape Technologies Senior QA Engineer 2013-Present LiteScape Technologies Director of Operations, Board Director

Offering Summary

Maximum 5,350,000* shares of common stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 500,000 shares of common stock ($10,000)

Company	LiteScape Technologies Inc.
Corporate Address	12707 High Bluff Drive, Suite 200, San Diego, CA 92130
Description of Business	Enterprise Software Company
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.02/share
Minimum Investment Amount (per investor)	$500

The 10% Bonus for StartEngine Shareholders

LiteScape Technologies Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10,000 shares of Common Stock at $0.02 / share, you will receive 1,000 Common Stock bonus shares, meaning you'll own 11,000 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Hi I am Aleksey Feldman with LiteScape Technologies. We joined with our partner Cisco Systems to create innovative solution for Connected Justice vertical. This use case came out of Collin County in Texas. The customer, the sheriff wanted to be able to keep track of Public defender time on the video visitation call with the inmate. This way saves money for county since they don't have to drive the inmate to the courtroom. Attorneys don't have to go to the jail to visit. They can do a video visitation call. But the problem was they did not have method to keep track of the time on the phone call. So Cisco Systems approached us to create a solution for that environment and that's what we did. Basically with our application and a fingerprint reader we intercept the call and ask the attorney to swipe their finger, authenticate the attorney on the reader that is located in the visiting room. After that we ask the attorney to enter booking id of the inmate that he will be talking to on the call and then connect both of the people. When the call is ended we can generate a time sheet for the attorney and send that time sheet to the attorney via email. At the same time county download a report on our system to keep track of the time and validate attorney time. So the system does not have any errors in place. thank you.

Story section video transcripts:

CalltrackPro Training Video:

In this demonstration we're going to show how a user can use calltrackpro application to make a long-distance call and enter the numerical values of the client code and matter code directly on the phone screen so I'm going to go ahead and make a call and this call includes the prefix digit and the 10-digit number for my long distance number and user can basically make the call as they would normally do with dialing the prefix first and then the long distance 10-digit number or their international number please enter as soon as I press the dial button I get an audio prompt to enter my client code and matter code and I also receive a screen that I can use to input my client number and matter number the audio prompt is customizable it can be taken out or modified to any other type of pumps so I can go ahead at this point and enter my client number and my matter number the validation is customizable so the administrator can control whether they
want to validate the client's number and matter number or they want to allow any client than a matter number to be entered into the system thank you I am.

OnCast Training Video:

In this presentation I will show you our right skip on cache directory product on cache directory is a product that allows you to search against multiple ldap servers at the same time and present the search results in a global matter on across several interfaces cisco jabber client cisco IP phone or internet explorer browser in this presentation I will show you how to use it on the cisco jabber client you will have to begin to jabber client and press enterprise directory top once you do that you'll get a search criteria where you can provide multiple attributes search by at

the same time so that way your results will be very precise I'll be searching for a contact called shabnum and hit
Search I get multiple data if I were to provide a better criteria like a last name test one then I only will get one result so the more criteria you provide the better result you'll get at this point you can click on the phone number and press dial cisco jabber client will make a call to the appropriate destination if you want to see other numbers that associated to this contact in the ldap server you press on the name and you'll get details if that person has other phone numbers populated in ldap server at this point you can either dial or you can edit the number if you need to prepare some other digits that don't exist in active directory and then you just press dial obviously on the
cisco jabber client will make a call you can also add this contact to the favorites by pressing add favorite or you can also remove favorites at the same way is to see list of my favorites I would have to click on the favor its top and the list will show up here in this I can select the name i could click on dial i can edit the number in the favorites as well so this is the presentation about ankles directory in cisco jabber client thank you.

SPM Training Video:

LiteScape Secure Profile management is an identity management solution that enables user to securely log into IP phone with multiple factors of authentication in order for a user to use the phone they would have to swipe their finger on the biometric reader in
this demonstration I'm going to use the phone to make a call as soon as I swipe and my identity is verified the phone unlocks and automatically dials the predefined number after the call is done the phone returns to lock mode.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Exhibit A

THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

LITESCAPE TECHNOLOGIES, INC.

1. The name of the Corporation is LiteScape Technologies, Inc.

2. The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

3. [Intentionally omitted.]

4. The Corporation is authorized to issue two classes of shares, designated "Common Shares" and "Preferred Shares." The total number of Common Shares which the Corporation is authorized to issue is Five Hundred Fifty-Three Million Twenty-Seven Thousand, Six Hundred and Thirty (553,027,630). The total number of Preferred Shares which the Corporation is authorized to issue is Three Hundred and Twelve Million Five Hundred and Twenty-Seven Thousand Six Hundred and Thirty (312,527,630). Eighty-Seven Million Two Hundred Sixty-Three Thousand Eight Hundred Fifteen (87,263,815) of which are hereby designated "Series A Preferred Shares" (the "Series A Preferred Shares"), Eighty-Seven Million Two Hundred Sixty-Three Thousand Eight Hundred Fifteen (87,263,815) of which are hereby designated "Series A-1 Preferred Shares" (the "Series A-1 Preferred Shares""), Sixty-Nine Million (69,000,000) of which are hereby designated "Series B Preferred Shares" (the "Series B Preferred Shares") and Sixty-Nine Million (69,000,000) of which are hereby designated "Series B-1 Preferred Shares" (the "Series B-1 Preferred Shares").

4.1 Preferred Shares. The rights, preferences, privileges, restrictions and other matters relating to the Preferred Shares are as follows:

(a) Definitions. As used herein with respect to Preferred Shares:

(i) "Additional Common Shares" has the meaning set forth in Section 4.4(e)(ii).

(ii) "Affiliate" of any entity means any other individual or entity directly or indirectly controlling or controlled by or under direct or indirect common control with such entity. For the purposes of this definition, "control" when used with respect to any entity means the power to direct the management and policies of such entity, directly or indirectly, whether through the ownership of Voting Shares (as defined below), by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

(iii) "Board of Directors" means the board of directors of the Corporation as constituted from time to time.

(iv) "Common Shares" means the class of stock of the Corporation that, as of the Issue Date (as defined below), has no preference or priority in the payment of dividends or in the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation and shares of the Corporation of any classes or series resulting from any reclassification or reclassifications thereof.

(v) "Deemed Liquidation Event" means any of the following: (A) the Corporation's sale, conveyance or other disposition of all or substantially all of its assets, including, without limitation, the sale or exclusive license of all or substantially all of the intellectual property of the Corporation, (B) the acquisition of the Corporation by another entity by means of merger or consolidation resulting in the exchange of the outstanding shares of the Corporation for securities or consideration issued, or caused to be issued, by the acquiring entity or its subsidiary, unless the shareholders of the Corporation immediately prior to the consummation of such transaction hold at least 50% of the voting power of the surviving Corporation in such a transaction, (C) the consummation by the Corporation of a transaction or series of related transactions, including the issuance or sale of Voting Shares, if the shareholders of the Corporation immediately prior to such transaction (or, in the case of a series of transactions, the first of such transactions) hold less than 50% of the voting power of the Corporation immediately after the consummation or such transaction (or, in the case of a series of transactions, the last of such transactions); or (D) a merger or consolidation of any of the Corporation's subsidiaries unless, immediately after the effectiveness thereof, the Corporation or one of its wholly-owned subsidiaries owns all of the outstanding capital stock of the surviving Corporation other than a transaction for the purpose of changing the domicile of the Corporation.

(vi) "Effective Price" with respect to Additional Common Shares shall mean the quotient determined by dividing the total number of Additional Common Shares issued or sold, or deemed to have been issued or sold by the Corporation under Section 4.4(e)(ii), into the aggregate consideration received, or deemed to have been received by the Corporation for such issue under Sections 4.4(e)(ii), 4.4(e)(iii) and 4.4(e)(iv) for such Additional Common Shares.

(vii) "Indebtedness" means, with respect to any Person (as defined below), (i) all obligations of such Person for borrowed money (including all obligations, contingent or otherwise, of such Person in connection with letters of credit and bankers' acceptances) other than indebtedness to trade creditors and service providers incurred in the ordinary course of business and payable on usual and customary terms, (ii) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the remedies available to the seller or lender under such agreement are limited to repossession or sale of such property), (iv) all obligations of the types described in clauses (i), (ii) or (iii) above secured by (or for which the obligee has an existing right, contingent or otherwise, to be secured by) any security interest, pledge, mortgage, charge, option, assignment, hypothecation, encumbrance, attachment, garnishment, sequestration, forfeiture, execution or other voluntary or involuntary lien upon or in any property (including accounts, contract rights and other intangibles) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, (v) all Indebtedness of others subject to a guarantee by such Person and (vi) all Indebtedness of any partnership of which such Person is a general partner.

(viii) "Issue Date" means the date that Series B Preferred Shares are first issued by the Corporation.

(ix) "Junior Shares" means the Common Shares and any other class or series of stock of the Corporation hereafter authorized over which Preferred Shares have preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

(x) "Person" means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, governmental entity or other entity of any kind or nature.

(xi) "Related Person" of any entity means, without limitation, any other Person owning (a) 5% or more of the outstanding common stock of such entity or (b) 5% or more of the Voting Shares of such entity.

(xii) "Series A and Series A-1 Directors" has the meaning set forth in Section 4.5(c)(i).

(xiii) "Series A and Series A-1 Per Share Purchase Price" means $0.15801.

(xiv) "Series B and Series B-1 Director" has the meaning set forth in Section 4.5(c)(i).

(xv) "Series B and Series B-1 Per Share Purchase Price" means $0.21054.

(xvi) "Voting Shares" of any entity means capital stock of such entity which ordinarily has voting power for the election of directors (or persons performing similar functions) of such entity, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

4.2 <u>Dividends</u>.

(a) <u>Rate</u>. Holders of Preferred Shares shall be entitled to receive, when, as and if declared by the Board of Directors, but only out of funds legally available therefor, cash dividends at the annual rate of 8% of (i) with respect to the Series A Preferred Shares and the Series A-1 Preferred Shares, the Series A and Series A-1 Per

Share Purchase Price and (ii) with respect to the Series B Preferred Shares and the Series B-1 Preferred Shares, the Series B and Series B-1 Per Share Purchase Price (in each case, as adjusted for stock splits, stock dividends, recapitalizations, reclassifications, combinations and the like). Such dividends shall be non-cumulative and payable only when, as and if declared by the Board of Directors. In the event any dividends, whether cash or non-cash, are paid on any Junior Shares, an additional dividend shall be paid with respect to all outstanding Preferred Shares in an amount equal per share (on an as-if-converted to Common Shares basis) to the amount paid or set aside for each Junior Share.

(b) Priority of Dividends. So long as any Preferred Shares remain outstanding, no dividend shall be paid or declared and no distribution shall be made on any Junior Shares, other than a dividend payable solely in Junior Shares, and no Junior Shares shall be purchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than as a result of a reclassification of Junior Shares for or into Junior Shares, or the exchange or conversion of one Junior Share for or into another Junior Share, other than solely through the use of the proceeds of a substantially contemporaneous sale of other Junior Shares and other than pursuant to agreements which permit the Corporation to repurchase such shares upon termination of services to the Corporation), unless dividends at the rates set forth in subsection (a) above on all outstanding Preferred Shares have been paid in full. Subject to the foregoing, including (a) above, and not otherwise, such dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors may be declared and paid on any Junior Shares from time to time out of any funds legally available therefor.

4.3 Liquidation Rights.

(a) Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event:

(i) Holders of Series B Preferred Shares and Series B-1 Preferred Shares shall be entitled, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Series A Preferred Shares and Series A-1 Preferred Shares or Junior Shares, to receive in full an amount per share equal to the Series B and Series B-1 Per Share Purchase Price (as adjusted for stock splits, stock dividends, recapitalizations, reclassifications, combinations and the like), plus any declared but unpaid dividends (the "Series B and Series B-1 Liquidation Preference"). If upon the occurrence of such event, the assets and funds so distributed among the holders of Series B Preferred Shares and Series B-1 Preferred Shares shall be insufficient to permit the payment to such holders of the full preferential amount provided for in this paragraph, then the entirety of the assets and funds of the Corporation shall be distributed ratably among the holders of the Series B Preferred Shares and Series B-1 Preferred Shares in proportion to the full preferential amounts which they would be entitled to receive pursuant to the preceding sentence of this Section 4.3(a)(i).

(ii) Holders of Series A Preferred Shares and Series A-1 Preferred Shares shall be entitled, after payments are made to or set aside for the holders of Series B Preferred Shares and Series B-1 Preferred Shares set forth in (a) above but before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Junior Shares, to receive in full an amount per share equal to the Series A and Series A-1 Per Share Purchase Price (as adjusted for stock splits, stock dividends, recapitalizations, reclassifications, combinations and the like), plus any declared but unpaid dividends (the "Series A and Series A-1 Liquidation Preference"). If upon the occurrence of such event, the assets and funds so distributed among the holders of Series A Preferred Shares and Series A-1 Preferred Shares shall be insufficient to permit the payment to such holders of the full preferential amount provided for in this paragraph, then the entirety of the remaining assets and funds of the Corporation shall be distributed ratably among the holders of the Series A Preferred Shares and Series A-1 Preferred Shares in proportion to the full preferential amounts which they would be entitled to receive pursuant to the preceding sentence of this Section 4.3(a)(ii).

(b) Residual Distributions. After payment of the Series A and A-1 Liquidation Preference and Series B and B-1 Liquidation Preference as set forth in Section 4.3(a), any remaining assets of the Corporation shall be distributed ratably among the holders of Common Shares and the holders of Preferred Shares in proportion to the number of Common Shares then held, or issuable upon conversion of the Preferred Shares then held, by each holder.

(c) Valuation. In the event of any liquidation of the Corporation involving the distribution of assets other than cash to the shareholders of the Corporation, the value of the assets to be distributed shall be determined as follows:

(i) In the case of securities that are not subject to investment letter or other similar restrictions on free tradability,

(A) if traded on a national securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities over the ten (10) day period ending three (3) days prior to the closing;

(B) if actively traded over-the-counter, the value shall be deemed to be the average of (i) the average of the last bid and ask prices or (ii) the closing sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing; and

(C) if there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Corporation and the holders of at least a majority of the then outstanding Preferred Shares, voting together as a single class on an as-if-converted to Common Shares basis.

(ii) In the case of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate), the value shall be based on an appropriate discount from the market value determined as above in Section 4.3(c)(i) to reflect the approximate fair market value thereof, as mutually determined by the

Corporation and the holders of at least a majority of the then outstanding Preferred Shares, voting together as a single class on an as-if-converted to Common Shares basis.

(iii) In the case of any other property, the value shall be equal to the property's fair market value, as mutually determined by the Corporation and the holders of at least a majority of the then outstanding Preferred Shares, voting together as a single class on an as-if-converted to Common Shares basis.

4.4 Conversion Rights. Each holder of Preferred Shares shall have the right, at such holder's option, to convert such shares into Common Shares of the Corporation at any time on and subject to the following terms and conditions:

(a) Conversion Price.

(i) Each Series B Preferred Share and Series B-1 Preferred Share shall be convertible, at the option of the holder thereof, into such number of fully paid and non assessable Common Shares of the Corporation as is determined by dividing (i) the Series B and Series B-1 Per Share Purchase Price, by (ii) the Series B and Series B-1 Conversion Price, determined as hereinafter provided, in effect on the date the certificate is surrendered for conversion (the "Series B and Series B-1 Conversion Rate"). The conversion price at which Common Shares shall be delivered upon conversion of Series B Preferred Shares and Series B-1 Preferred Shares (the "Series B and Series B-1 Conversion Price") shall initially be $0.21054 per Common Share. The Series B and Series B-1 Conversion Price shall be adjusted in certain instances as provided in Subsection (e) below.

(ii) Each Series A Preferred Share and Series A-1 Preferred Share shall be convertible, at the option of the holder thereof, into such number of fully paid and non assessable Common Shares of the Corporation as is determined by dividing (i) the Series A and Series A-1 Per Share Purchase Price, by (ii) the Series A and Series A-1 Conversion Price, determined as hereinafter provided, in effect on the date the certificate is surrendered for conversion (the "Series A and Series A-1 Conversion Rate"). The conversion price at which Common Shares shall be delivered upon conversion of Series A Preferred Shares and Series A-1 Preferred Shares (the "Series A and Series A-1 Conversion Price") shall initially be $0.15801 per Common Share. The Series A and Series A-1 Conversion Price shall be adjusted in certain instances as provided in Subsection (e) below.

(b) Surrender of Certificates. In order to convert Preferred Shares into Common Shares the holder must surrender at the principal office of the Corporation, or at such other office or offices, if any, as the Board of Directors may designate, the certificate or certificates for the shares to be converted, duly endorsed or assigned to the Corporation or in blank, and must give written notice to the Corporation at such office or offices that such holder elects to convert such shares.

Preferred Shares shall be deemed to have been converted immediately before the close of business on the day of surrender of the certificates for such shares for conversion in accordance with the foregoing provisions, and the Person or Persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Shares at such time. As promptly as practicable on or after the conversion date, the Corporation shall issue and deliver at such office a certificate or certificates for the number of full Common Shares issuable upon such conversion, together with payment in lieu of any fraction of a share as provided in Subsection (c), to the Person or Persons entitled to receive the same.

(c) Fractional Shares. No fractional Common Share shall be issued upon conversion of Preferred Shares, but, instead of any fraction of a share that would otherwise be issuable, the Corporation shall pay cash in an amount equal to the same fraction of the Common Share's fair market value (as determined by the Board of Directors) on the date on which the certificate or certificates for such shares were duly surrendered for conversion.

(d) Automatic Conversion. Each Preferred Share shall automatically be converted into Common Shares, at the then effective Series B and Series B-1 Conversion Price or Series A and Series A-1 Conversion Price, as applicable, immediately upon the earlier of: (i) the closing of an underwritten public offering of Common Shares of the Corporation at a price per share equal to three times the Series B and Series B-1 Per Share Purchase Price (as adjusted for stock splits, stock dividends, recapitalizations, reclassifications, combinations and the like) and with aggregate gross proceeds (before deduction of underwriting commissions, discounts and expenses) of $30 million or more, (ii) with respect to the Series A Preferred Shares and Series A-1 Preferred Shares, the date specified by written consent or agreement of the holders of a majority of the then outstanding Series A Preferred Shares and Series A-1 Preferred Shares, voting as a separate series on an as-if-converted to Common Shares basis, and (iii) with respect to the Series B Preferred Shares and Series B-1 Preferred Shares, the date specified by written consent or agreement of the holders of at least sixty-three percent (63%) of the then outstanding Series B Preferred Shares and Series B-1 Preferred Shares, voting as a separate series on an as-if-converted to Common Shares basis.

Upon the occurrence of any of the events specified in the immediately preceding paragraph, the outstanding Preferred Shares shall be converted automatically without any further action by the holders of such shares and whether or not certificates representing such shares are surrendered to the Corporation; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the Common Shares issuable upon such conversion unless certificates evidencing such Preferred Shares are either delivered to the Corporation as provided below or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Preferred Shares, the holders of Preferred Shares shall surrender the certificates representing such shares at the office of the Corporation. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of Common Shares into which the Preferred Shares surrendered were convertible on the date on which such automatic conversion occurred.

(e) Adjustment of Conversion Price. The Series A and Series A-1 Conversion Price or Series B and Series B-1 Conversion Price (each, a "Conversion Price") at the time in effect for the Preferred Shares, as applicable, and the number and kind of shares of capital stock of the Corporation issuable on conversion shall be adjusted from time to time as provided in paragraphs (i), (v), (vi) and (vii) below:

(i) Issuance of Additional Common Shares.

If at any time after the Issue Date in the case of the Series A Preferred Shares and Series A-1 Preferred Shares or at any time after December 31, 2008 in the case of the Series B Preferred Shares and Series B-1 Preferred Shares, the Corporation issues Additional Common Shares (as defined in paragraph (ii) below) for no consideration or for a price per share less than the then existing Conversion Price for the Series A Preferred Shares and Series A-1 Preferred Shares or the Series B Preferred Shares and Series B-1 Preferred Shares, as applicable, then and in each such case the then existing Conversion Price for such series of Preferred Shares, as applicable, shall be reduced, as of the opening of business on the date of such issuance or sale, to a price determined by multiplying the then existing Conversion Price by a fraction (i) the numerator of which shall be (A) the number of Common Shares deemed outstanding (as defined below) immediately prior to such issue or sale plus (B) the number of Common Shares which the aggregate consideration received by the Corporation for the total number of Additional Common Shares so issued would purchase at such then existing Conversion Price for such series of Preferred Shares, and (ii) the denominator of which shall be the number of Common Shares deemed outstanding immediately prior to such issue or sale plus the total number of Additional Common Shares so issued. For the purposes of the preceding sentence, the number of Common Shares deemed to be outstanding as of a given date shall be the sum of (A) the number of Common Shares actually outstanding, (B) the number of Common Shares into which the then outstanding Preferred Shares could be converted if fully converted on the day immediately preceding the given date and (C) the number of Common Shares which could be obtained through the exercise or conversion of all other rights, options and convertible securities outstanding on the day immediately preceding the given date.

(ii) Definition of Additional Common Shares. "Additional Common Shares" means all Common Shares issued by the Corporation after the Issue Date (including shares deemed to be "Additional Common Shares" pursuant to paragraph (vii) below), whether or not subsequently reacquired or retired by the Corporation, other than:

(A) issuances of Common Shares in connection with an agreement with a lending or leasing institution approved unanimously by all of the directors on the Board of Directors;

(B) issuances of Common Shares (x) pursuant to the Corporation's current employee stock option plan (under which the total number of authorized shares as of the Issue Date is 53,999,000 Common Shares (as adjusted for stock splits, stock dividends, recapitalizations, reclassifications, combinations and the like)) and (y) pursuant to any future approved employee stock option plan (or increase of shares reserved under the current employee stock option plan), stock purchase plan, or similar benefit program or agreement approved unanimously by all of the directors on the Board of Directors;

(C) issuances of Common Shares as direct consideration for the acquisition by the Corporation of another business entity or the assets thereof or the merger of any business entity with or into the Corporation, where such acquisition has been approved unanimously by all of the directors on the Board of Directors;

(D) issuances of Common Shares in connection with a stock split or dividend, or a recapitalization or reorganization of the Corporation, where such action has been approved unanimously by all of the directors on the Board of Directors; and

(E) issuances of Common Shares in a transaction registered under the Securities Act of 1933, as amended.

Shares Held by Corporation. The sale or other disposition of Common Shares or other securities held by the Corporation on the Issue Date, or any securities resulting from any reclassification or reclassifications of such shares or other securities effected while they were so held, shall be deemed the issuance thereof, but, if any such shares or other securities are reacquired or acquired after such date and thereafter are sold or otherwise disposed of, such later disposition shall not be deemed an issuance thereof.

Convertible Securities, Rights, Options and Warrants. In case the Corporation shall issue any security convertible into Additional Common Shares or any right, option or warrant to purchase or subscribe for Additional Common Shares, the Corporation shall be deemed to have issued the maximum number of Common Shares into which such convertible security may be converted or the maximum number of Common Shares that may be purchased or subscribed for upon the exercise of such right, option or warrant immediately before the close of business on the later of the date of issuance of such convertible security, right, option or warrant or the date as of which the conversion right or purchase right to which such security is entitled first became exercisable and for a consideration determined as provided in paragraphs (iii) and (iv) below on the assumption that all of such Common Shares are issued at the minimum purchase or subscription price (as set forth in the instrument relating thereto without giving effect to any provisions therein designed solely to protect against dilution) and that the Corporation received all consideration (if any) payable in connection therewith. On the termination of the right to convert any security convertible into Additional Common Shares or the expiration of any right, option or warrant to purchase Additional Common Shares, the Conversion Price for such series of Preferred Shares shall be readjusted to such Conversion Price for such series of Preferred Shares as would be in effect if the adjustments made upon the issuance of such convertible security, right, option or warrant had been made upon the basis of the issuance, on the dates and for the prices at which issued, of only the number of Common Shares actually issued upon the conversion of such convertible security or the exercise of such right, option or warrant. Except as provided in the next preceding sentence, no adjustment of the Conversion Price for such series of Preferred Shares shall be made as a result of the actual issuance of such Common Shares.

(iii) Consideration for Additional Common Shares. In case Additional Common Shares are issued for a consideration part or all of which is cash, the amount of the cash consideration shall be deemed to be the amount of cash received by the Corporation for such shares, without deducting any compensation or discount in the sale, underwriting or purchase thereof by underwriters or dealers or others performing similar services or for any related expenses, and the amount of the consideration therefor other than cash shall be deemed to be the value of such consideration as determined by the Board of Directors, irrespective of the accounting treatment thereof.

The reclassification of securities other than Common Shares into securities including Common Shares shall be deemed to involve the issuance of such Common Shares for a consideration other than cash immediately before the close of business on the date fixed for the determination of the holders of such securities entitled to receive such Common Shares.

Additional Common Shares issued as a dividend or other distribution on any class of capital stock of the Corporation shall be deemed to have been issued without consideration, and, except as otherwise provided in paragraph (vi) below, shall be deemed to have been issued immediately before the close of business on the date fixed for the determination of shareholders entitled to receive such dividend or other distribution.

(iv) Consideration for Shares Issued on Conversion or Exchange. In case Additional Common Shares are issued upon conversion or exchange of other securities of the Corporation, the amount of the consideration received by the Corporation for such Additional Common Shares shall be deemed to be the total of (x) the amount of consideration, if any, received by the Corporation upon the issuance of such other securities, plus (y) the amount of consideration, if any, other than such other securities, received by the Corporation (except in adjustment of interest or dividends) upon conversion or exchange. In determining the amount of consideration received by the Corporation upon the issuance of such other securities, (A) the amount of consideration in cash and other than cash shall be determined pursuant to paragraphs (ii) and (iii) above, and (B) if securities of the same class or series as such other securities are issued for different amounts of consideration, or for no consideration, then the amount of consideration received by the Corporation upon the issuance of each of the securities of such class or series, as the case may be, shall be the average amount of consideration received by the Corporation upon the issuance of all the securities of such class or series, as the case may be.

(v) Distribution of Stock Other than Common Shares. In case the Corporation pays a dividend or makes a distribution on its outstanding Common Shares in, or issues by reclassification of its Common Shares (whether in a merger or consolidation or otherwise), any shares of its capital stock other than Common Shares, the holder of any Preferred Shares surrendered for conversion after the record date fixed by the Board of Directors for such dividend, distribution or reclassification shall be entitled to receive the aggregate number and kind of shares of capital stock of the Corporation that such holder would have been entitled to receive by virtue of such dividend, distribution or reclassification if such Preferred Shares had been converted immediately before such record date at the Series A and Series A-1 Conversion Rate or Series B and Series B-1 Conversion Rate, as applicable, then in effect.

(vi) Stock Dividends in Common Shares. In case Additional Common Shares are issued as a dividend or other distribution on any class of capital stock of the Corporation, the Conversion Price for each series of Preferred Shares shall be reduced by multiplying such Conversion Price for such series of Preferred Shares by a fraction of which the numerator is the number of Common Shares outstanding at the close of business on the date fixed for the determination of the shareholders entitled to receive such dividend or other distribution and the denominator is the sum of such number of shares and the number of shares constituting such dividend or other distribution. Such reduction shall become effective immediately after the opening of business on the day following the date fixed for such determination. For purposes of this paragraph (vi), the number of Common Shares at any time outstanding shall not include shares held by the Corporation. The Corporation will not pay any dividend or make any distribution on Common Shares held by the Corporation.

(vii) Stock Splits and Reclassifications. In case outstanding Common Shares are subdivided into a greater number of Common Shares, the Conversion Price for each series of Preferred Shares in effect at the opening of business on the day following the day upon which such subdivision becomes effective shall each be proportionately reduced, and conversely in case outstanding Common Shares are combined into a smaller number of Common Shares, the Conversion Price for each series of Preferred Shares in effect at the opening of business on the day upon which such combination becomes effective shall each be proportionately increased. Such reductions or increases, as the case may be, shall become effective at the opening of business on the day following the day upon which such subdivision or combination becomes effective.

(viii) Adjustments for Reclassification and Reorganization. If the Common Shares issuable upon conversion of the Preferred Shares shall be changed into the same or a different number of shares of any other class or classes of shares, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of Common Shares provided for in paragraph (vii) above), the Conversion Price for each series of Preferred Shares then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted so that the Preferred Shares shall be convertible into, in lieu of the number of Common Shares that the holders of Preferred Shares would otherwise have been entitled to receive upon conversion of their Preferred Shares, a number of shares of such other class or classes of shares equivalent to the number of Common Shares that would have been subject to receipt by the holders of Preferred Shares upon conversion of the Preferred Shares immediately before that change.

(ix) Provisions Applicable to Other Classes of Stock. In the event that at any time, as the holder of any Preferred Shares thereafter surrendered for conversion becomes entitled to receive any shares of capital stock of the Corporation other than Common Shares, the number and kind of such other shares so receivable upon conversion of such Preferred Shares shall thereafter be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions concerning the Common Shares contained in paragraphs (i) through (viii) above, and the other provisions of this Subsection (e) concerning the Common Shares shall apply on like terms to any such other shares.

(f) Notice of Conversion Price Adjustments. Whenever the Conversion Price for any series of Preferred Shares is adjusted as herein provided:

(i) The Corporation shall compute the adjusted Conversion Price for each series of Preferred Shares in accordance with this Section 4.4 and shall cause to be prepared a certificate signed by the Corporation's treasurer setting forth the adjusted Conversion Price for such series of Preferred Shares and showing in reasonable detail the facts upon which such adjustment is based, and such certificate shall forthwith be filed with each transfer agent for the Preferred Shares; and

(ii) A notice stating that the Conversion Price for such series of Preferred Shares has been adjusted and setting forth the adjusted Conversion Price for such series of Preferred Shares shall, as soon as practicable, be mailed to the holders of record of outstanding Preferred Shares.

(g) Notice of Certain Events. In case:

(i) The Corporation declares a dividend or other distribution on its Common Shares payable otherwise than in cash;

(ii) The Corporation authorizes the issuance to the holders of its Common Shares of rights or warrants entitling them to subscribe for or purchase any shares of capital stock of any class or any other subscription rights or warrants; or

(iii) Of any reclassification of the capital stock of the Corporation (other than a subdivision or combination of its outstanding Common Shares), or of any consolidation or merger to which the Corporation is a party and for which approval of any shareholders of the Corporation is required, or of any sale, transfer or other disposition of all or substantially all of the assets of the Corporation; or

(iv) Of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

then the Corporation shall mail to the holders of record of the outstanding

Preferred Shares, at least 20 days (or 10 days in any case specified in paragraph (i) or (ii) above) before the applicable record or effective date hereinafter specified, a notice stating (x) the date as of which the holders of record of Common Shares to be entitled to such dividend, distribution, rights or warrants are to be determined, or (y) the date on which such reclassification, consolidation, merger, sale, transfer, disposition, liquidation, dissolution or winding up is expected to become effective, and the date as of which it is expected that holders of record of Common Shares shall be entitled to exchange their shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, disposition, liquidation, dissolution or winding up. Failure to give notice as required by this Subsection (g), or any defect in such notice, shall not affect the validity of any such dividend, distribution, right, warrant, reclassification, consolidation, merger, sale, transfer, disposition, liquidation, dissolution or winding up, or the vote on any action authorizing such.

(h) Reservation of Shares. The Corporation shall at all times reserve and keep available, free from preemptive rights, out of its authorized but unissued Common Shares, for the purpose of issuance upon conversion of Preferred Shares, the full number of Common Shares then deliverable upon conversion of all Preferred Shares outstanding.

(i) Transfer Taxes on Conversion. The Corporation shall pay any and all taxes that may be payable in respect of the issuance or delivery of Common Shares on conversion of Preferred Shares pursuant hereto, other than any tax in respect of any transfer involved in the issuance and delivery of Common Shares in a name other than that in which the Preferred Shares so converted were registered. No such issuance or delivery in a name other than that in which the Preferred Shares were registered shall be made unless and until the Person requesting such issuance or delivery has paid to the Corporation the amount of any such tax or has established to the satisfaction of the Corporation that such tax has been paid.

4.5 Voting Rights; Directors.

(a) General. For each Preferred Share, the holder thereof shall be entitled to a number of votes equal to the number of Common Shares then issuable upon its conversion into Common Shares. Except as hereinafter provided or required by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class on all matters on which holders of Common Shares are entitled to vote.

(b) Preferred Voting Rights.

(i) So long as any Preferred Shares are outstanding, in addition to any other vote or consent of shareholders required by law or by the articles of incorporation, the vote or consent of the holders of at least a majority of the Preferred Shares, voting together as a single class on an as-if-converted to Common Shares basis, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating (whether by amendment, merger, consolidation or otherwise):

(A) Amendment of Rights, Preferences or Powers. Any amendment of or change to any of the rights, preference or powers of the holders of Preferred Shares, whether by merger, consolidation or otherwise;

(B) Authorization of Senior Stock. Any action that authorizes the creation or issuance of any shares of any class or series or any security convertible into shares of any class or series of capital stock of the Corporation having preferences equal to or superior to the Preferred Shares, including with respect to the payment of dividends or the distribution of assets on any liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event;

(C) Reclassification of Existing Securities into Senior Stock. Any action that reclassifies any shares of capital stock of the Corporation into shares of any class or series of capital stock of the Corporation ranking in parity with or prior to the Preferred Shares, including with respect to the payment of dividends or the distribution of assets on any liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event;

(D) Change in Authorized Shares. Any increase or decrease (other than by conversion) of the total number of authorized Preferred Shares or any series thereof;

(E) Amendment of Articles of Incorporation. Any amendment, alteration or repeal (including by merger or consolidation) of any of the provisions of the articles of incorporation, or of the by-laws, of the Corporation that modifies the rights of the Preferred Shares, including any amendment, alteration or repeal that would alter or change the voting powers, preferences or special rights of the holders of Preferred Shares, in an adverse manner;

(F) Line of Business. Any material change in the Corporation's line of business;

(G) Related Party Transactions. Any transaction between the Corporation and any founder, officer or director of the Corporation other than in the ordinary course of business on arms-length terms;

(H) Issuance of Indebtedness. Any issuance or incurrence of an aggregate amount of Indebtedness of the Corporation in excess of $500,000, whether in one transaction or in multiple transactions;

(I) Redemption or Repurchase of Common Shares. Any redemption, purchase or acquisition (or payment into or setting aside of funds for a sinking fund for such purpose) of any Common Shares or Preferred Shares (excluding the repurchase of Common Shares from employees, officers, directors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at no greater than cost upon the occurrence of certain events, such as the termination of employment or through the exercise of any right of first refusal of the Corporation);

(J) Dividends. Any redemption, repurchase, declaration or payment of a dividend on the Common Shares or Preferred Shares of the Corporation (other than a dividend payable solely in Common Shares, or repurchases of Common Shares from employees, officers, directors, consultants or other persons performing services for the Corporation or any subsidiary described in subsection (I) above);

(K) Liquidation, Dissolution, Winding Up or Change of Control. Any liquidation, dissolution or winding up of the Corporation, any Deemed Liquidation Event or any transaction that involves or could reasonably be expected to result in a Deemed Liquidation Event of the Corporation; or

(L) Size of Board of Directors. Any increase or decrease in the number of directors on the Board of Directors from those set forth in Section 4.5(c)(i).

(ii) So long as any Series B Preferred Shares and Series B-1 Preferred Shares are outstanding, in addition to any other vote or consent of shareholders required by law or by the articles of incorporation, the vote or consent of the holders of at least sixty-three percent (63%) of the Series B Preferred Shares and Series B-1 Preferred Shares, voting separately as a single series, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating (whether by amendment, merger, consolidation or otherwise):

(A) Amendment of Rights, Preferences or Powers. Any amendment of or change to any of the rights, preference or powers of the holders of Series B Preferred Shares or Series B-1 Preferred Shares that materially and adversely modifies the rights, preferences or privileges of the Series B Preferred Shares or Series B-1 Preferred Shares in a manner different from that of another series of Preferred Shares;

(B) Authorization of Additional Series B Preferred Shares or Series B-1 Preferred Shares. Any increase to the number of authorized number of Series B Preferred Shares or Series B-1 Preferred Shares; or

(C) Amendment of Articles of Incorporation. Any amendment, alteration or repeal (including by merger or consolidation) of any of the provisions of the articles of incorporation, or of the by-laws, of the Corporation that adversely changes the rights of the Series B Preferred Shares of Series B-1 Preferred Shares in a manner different from that of another series of Preferred Shares.

(c) Board of Directors.

(i) The Board of Directors shall consist of seven (7) members. The holders of Series B Preferred Shares and Series B-1 Preferred Shares, voting together as a separate series, shall be entitled to elect one (1) member of the Board of Directors (the "Series B and Series B-1 Director"). The holders of Series A Preferred Shares and Series A-1 Preferred Shares, voting together as a separate series, shall be entitled to elect two (2) members of the Board of Directors (the "Series A and Series A-1 Directors"). The holders of Common Shares, voting together as a separate class, shall be entitled to elect one (1) member of the Board of Directors (the "Common Director"). The holders of

Preferred Shares and the holders of Common Shares, voting together as a single class on an as-if-converted to Common Shares basis, shall be entitled to elect the remaining members of the Board of Directors (the "Remaining Directors").

(ii) Subject to California Corporations Code Section 303(a)(1), in the case of any vacancy in the office of the Series B and Series B-1 Director occurring, a successor shall be elected by the affirmative vote of holders of the Series B Preferred Shares and Series B-1 Preferred Shares, voting together as a separate series. Any director who shall have been elected by the holders of the Series B Preferred Shares and Series B-1 Preferred Shares may be removed during the aforesaid term of office, whether with or without cause, by the affirmative vote of the holders of a majority of the Series B Preferred Shares and Series B-1 Preferred Shares, voting together as a separate series.

(iii) Subject to California Corporations Code Section 303(a)(1), in the case of any vacancy in the office of a Series A and Series A-1 Director occurring, a successor shall be elected by the affirmative vote of holders of the Series A Preferred Shares and Series A-1 Preferred Shares, voting together as a separate series. Any director who shall have been elected by the holders of the Series A Preferred Shares and Series A-1 Preferred Shares may be removed during the aforesaid term of office, whether with or without cause, by the affirmative vote of the holders of a majority of the Series A Preferred Shares and Series A-1 Preferred Shares, voting together as a separate series.

(iv) Subject to California Corporations Code Section 303(a)(1), in the case of any vacancy in the office of the Common Director occurring, a successor shall be elected by the affirmative vote of holders of the Common Shares, voting together as a separate class. Any director who shall have been elected by the holders of the Common Shares may be removed during the aforesaid term of office, whether with or without cause, by the affirmative vote of the holders of a majority of the Common Shares, voting together as a separate class.

(v) Subject to California Corporations Code Section 303(a)(1), in the case of any vacancy in the office of a Remaining Director occurring, a successor shall be elected by the affirmative vote of holders of the Preferred Shares and holders of the Common Shares, voting together as a single class on an as-if-converted to Common Shares basis. Any director who shall have been elected by the holders of the Preferred Shares and the holders of Common Shares may be removed during the aforesaid term of office, whether with or without cause, by the affirmative vote of the holders of a majority of the Preferred Shares and the holders of a majority of the Common Shares, voting together as a single class on an as-if-converted to Common Shares basis.

4.6 <u>Consent to Certain Repurchases</u>. Each holder of Preferred Shares shall be deemed to have consented, for purposes of Sections 502 and 503 of the California Corporations Code, to any distribution made by the Corporation in connection with the repurchase of Common Shares issued to or held by employees, officers, directors, consultants or other service providers (i) pursuant to agreements providing for such repurchase at the original purchase price, or (ii) in connection with the exercise of a contractual right of first refusal entitling the Corporation to purchase the shares upon the terms offered by a third party, provided that the purchase is unanimously approved by the Board of Directors.

4.7 Special Mandatory Conversion.

On March 23, 2010, each outstanding share of Series A Preferred Stock and Series B Preferred Stock (the "Existing Preferred") shall convert automatically into Common Stock on a 1:1 basis. Promptly thereafter, and without further stockholder action, the Corporation shall no longer be authorized to issue shares of Existing Preferred. Upon conversion pursuant to this Section 4.7, the shares of Preferred Stock so converted shall be canceled and not subject to reissuance.

The holder of any shares of Preferred Stock converted pursuant to this Section 4.7 shall deliver to the Corporation during regular business hours at the office of any transfer agent of the Corporation for such series of Preferred Stock, or at such other place as may be designated by the Corporation, the certificate or certificates representing the shares so converted, duly endorsed or assigned in blank or to the corporation. As promptly thereafter as is practicable, the Corporation shall issue and deliver to such holder, at the place designated by such holder, a certificate or certificates for the number of full shares of the Common Stock to which such holder is entitled. The person in whose name the certificate for such shares of Common Stock is to be issued shall be deemed to have become a stockholder on the effective date of the conversion of the Preferred Stock.

5. Common Shares. The rights, preferences, privileges, restrictions and other matters relating to the Common Shares are as follows:

5.1 Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Shares shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

5.2 Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed to the holders of Common Shares as provided in Section 4.3.

5.3 Redemption. The Common Shares are not redeemable at the option of the holders thereof.

5.4 Voting Rights. The holder of each Common Share shall have the right to one vote, and shall be entitled to notice of any shareholders' meeting in accordance with the bylaws of this Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

6. The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

7. The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to the Corporation and its shareholders through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

8. Any amendment, repeal or modification of the foregoing provisions of Articles 6 or 7 or this Article 8 by the shareholders of the Corporation shall not adversely affect any right or protection of any agent of the Corporation existing at the time of such amendment, repeal or modification.